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                                       Filed Pursuant to Rules 424(b)(3) and (c)
                                                   Registration Number 333-96217

                                 [Nuance Logo]

PROSPECTUS SUPPLEMENT (To Prospectus dated April 12, 2000)

   This Prospectus Supplement supplements the Prospectus dated April 12, 2000 (the "Prospectus") of Nuance Communications, Inc. relating to the public offering and sale by Nuance of 5,175,000 shares (including an underwriters' over-allotment option to purchase 675,000 shares which was previously exercised) of common stock, par value $0.001 per share. This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified by reference to the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meaning specified in the Prospectus.

RECENT DEVELOPMENTS

   On April 25, 2000, we announced that revenue for the quarter ended March 31, 2000 was $7.9 million, an increase of 60% compared to revenue of $5.0 million for the quarter ended March 31, 1999. License revenue represented $6.0 million of total revenue, a 46% increase compared to the quarter ended March 31, 1999, and service revenue represented $1.9 million of total revenue, a 133% increase compared to the quarter ended March 31, 1999. Our net loss for the quarter ended March 31, 2000 was $7.2 million, or $0.31 per share on a pro forma basis, compared with a net loss for the quarter ended March 31, 1999 of $1.5 million. Net loss for the quarter ended March 31, 2000 includes the effect of $1.0 million of non-cash compensation expenses. We cannot guarantee that, in the future, our operating results from period to period will meet or exceed those for the quarter ended March 31, 2000. See "Risk Factors--Our ability to accurately forecast our quarterly sales is limited, our costs are relatively fixed in the short term and we expect our business to be affected by seasonality. As a result, our quarterly operating results and our stock price may fluctuate," beginning on page 5 of the Prospectus, for more detailed information regarding risks associated with fluctuations in our operating results.

           The date of this Prospectus Supplement is April 26, 2000.